EntrepreneurShares, LLC
40 Grove Street, Suite 200
Wellesley Square, MA 02482

August 27, 2013

VIA EDGAR

Ms. Karen Rosotto

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Amendment Withdrawal Letter Registrant: EntrepreneurShares Series Trust CIK: 0001495922 Accession Number: 0001171520-13-000504 Submisstion type: 485APOS 1933 Act File Number: 333-168040

Dear Ms. Rosotto,

On behalf of EntrepreneurShares, LLC and its EntrepreneurShares Series Trust All Cap Impact Fund, and pursuant to Rule 477(a) under the Securities Act of 1933, we are writing to request withdrawal of Post-Effective Amendment No. 6, filed under Rule 485(a), to the registration on Form N-1A on August 6, 2013 (Accession No. 0001171520-13-000504). The purpose of the August 6, 2013 filing was to register the All Cap Impact Fund and its Institutional and Retail classes and to correct a previously filed Amendment No. 6 (Accession No. 0001171520-13-000502). However, the filing agent neglected to specify the EDGAR tags necessary to create the Retail Class number. This was corrected in a subsequent filing.

If you have any questions, please call the undersigned at (617) 279-0045.

Sincerely,

EntrepreneurShares, LLC

By:	/s/ Joel Shulman
Name: Joel Shulman
Title: President